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Exhibit 4.17
                                                                   May 25, 2001

Nigel Bealing
6 Willowmead Close
Battledene, Newbury
Berkshire
RG14 6RW

Dear Nigel,

This letter is to confirm your promotion to Vice President EMEA with ImagicTV
(UK) Limited ("the Company"). Your new position commenced on March 19, 2001. In this position you will report to Marcel LeBrun, President and CEO of ImagicTV Inc. Your contract of employment remains with the Company and is subject to the laws of New Brunswick, Canada.

Section 1: Duties

You will have the usual and customary duties of Vice President Sales EMEA. You shall also perform other duties not inconsistent with the duties of Vice President Sales EMEA as may be assigned from time to time by the President and CEO.

Section 2: Compensation

Base Salary

You will receive a base salary at an annual rate of not less than $115,000 USD paid monthly in equal instalments. Your base salary rate will be maintained at competitive market rates and shall be subject to annual review by the Board of Directors.

Incentive Compensation--Commission Plan

Beginning with the Fiscal year 2002, you shall be eligible to receive additional compensation by way of a commission, calculated and subject to the conditions set out in Schedule A. The terms of the commission structure shall be reviewed regularly by the Company, no less than yearly.
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Benefits

In addition to your current company benefit plan, the Company agrees:

a) to provide to you a car allowance of $1060.00 USD per month

b) to provide, under the Pension Scheme in the UK, a contribution that matches your contribution up to a maximum of 6% of your base salary

All amounts referenced as USD will be paid in GBP as follows:

1. Base Salary and Car Allowance--The Company will review the exchange rate used to convert from the USD base salary to GBP on a semi-annual basis on August 31st and February 28th of each Fiscal Year.

2. Commissions Earned--Paid on the average exchange for the quarter.

Vacation

You shall be entitled to 20 days of annual vacation to be taken at such times that do not unreasonably interfere with the Company's business. Vacation time shall not be carried into subsequent years, without prior written consent of the President. You shall be entitled to all statutory holidays regularly observed by the Company.

Options

You will receive options to purchase 50,000 common shares of the Company in accordance with the Company's Employee Stock Option Plan 2000, a copy of which has been delivered to you. Further entitlements will be determined from time to time by the Board of Directors of the Corporation and will be subject to the terms and conditions of the specified plan.

Other terms and conditions relating to your employment are attached as Schedule A and Appendix 1.

To the extent that this letter conflicts or contradicts with the initial employment letter agreement between you and ImagicTV Inc. dated Friday, September 1, 2000, the provisions of the initial employment letter agreement are amended and the provisions of this letter shall prevail.

Yours truly,

Marcel LeBrun

President and CEO

I accept the promotion to Vice President Sales EMEA with ImagicTV (UK) Limited on the terms and conditions set out herein.

-------------------------------------    -------------------------------------
Signature--Nigel Bealing                 Date
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                                 SCHEDULE "A"

                         Terms of Commission Structure

i.   Operate within the agreed upon budget for fiscal year 2002.

ii. Commission structure is discretionary and will be reviewed at the Company's fiscal year end, February 28th.

iii. The President of the Company has the authority to amend the terms and conditions of the Commission Structure.

iv. In the event that the Company does not achieve the targeted gross revenues as set forth in the Plan, the amount of the Bonus shall be in an amount as set by the Board based on your performance and also based on principles of reasonableness considering the actual gross revenue earned by the Company.

v.   The EMEA region is defined as Europe, Middle East and Africa.

Revenue Recognition Policies

For the purposes of this Agreement, "License Revenues" shall mean all revenue recognized from software license, maintenance and professional services fees paid to the Company from sales generated by you in the EMEA region.

The Company's revenue recognition policies are generally as follows:

i. Up front Software License Fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the License Fees are fixed and determinable, and collection of the related receivable is deemed probable.

ii. Maintenance fees are recognized rateably over the terms of the agreements, which are typically 12 months.

iii. Professional service fees are recognized when the services are performed.

Commission Payment Schedule:

Commissions will be paid on actual EMEA quarterly revenues according to the following rate schedule:

1. 2% if actual quarterly license revenues meet board approved quarterly targets

2.  1% if actual quarterly revenues are less than quarterly targets

3. Commissions will be paid quarterly in the month following the end of the quarter
4. If a customer's fee remains unpaid 60 days from it's due date; any previously paid commissions on these fees will be deducted from any future commissions payable to you until such time as payment is received

5. If payment of a customer's fee is received more than 90 days from it's due date, the fee will be commissionable at 50% of the normal commission rate.

6. If payment terms are negotiated to extend beyond 90 days from the date of the contract, commissions will be paid on the date payments are received.
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                    APPENDIX 1: OTHER TERMS AND CONDITIONS

Options on Change of Control

   In the event of a change of control of ImagicTV you will be entitled, during the 90 days following change for control to exercise the Vested Options and all other options held by you at such time, whether or not such options have otherwise vested, after which time all options will lapse

Change in control shall mean the acquisition by a person of 51% or more of the issued and outstanding voting shares of the Company.

Insurance

   You acknowledge that the Company shall have the right to take out insurance your life and designate the Company as beneficiary and agree for such purposes to submit to all required medical examinations, at the Company's expense. Notwithstanding the right of the Company to take out insurance on your life, all of the your medical records shall be confidential to you and the insurance company and the Company shall have no right of access thereto.

Non-Competition

   You recognise that, in light of your position with the Company under this Agreement, your employment with or investment in an enterprise in the business of designing, manufacturing, marketing, selling and/or servicing equipment or products, including hardware, software and firmware, that competes with currently offered equipment or products of the Company, those under development, or those contemplated in any business plan duly approved by the Company, being the development, delivery and sale of software for digital interactive television services over a broadband network (the "Business"), would cause irreparable harm to the Company; therefore, you agree that during the period of your employment hereunder and for 12 months thereafter;

(a)neither you nor any spouse, including a common law spouse, will be interested, directly or indirectly, as an investor in any other business or enterprise substantially similar to the Business (except as an investor in securities listed on a national securities exchange or actively traded over the counter so long as such investments are in amounts not significant as compared to your total investments or to the aggregate of the outstanding securities of the issuer of the same class of issue) in Canada, the United States, Europe and other markets in which the Company conducts a material amount of Business from time to time in the future;

(b)you will not, directly or indirectly, for your own account or as an employee, officer, director, partner, consultant, shareholder, joint venturer or in any other manner whatsoever, engage within Canada, the United States, Europe and other markets in which the Company conducts its Business from time to time during the aforementioned limitation period, in any business or enterprise materially similar to the Business; and

(c)you will not directly or indirectly solicit, interfere with or endeavour to direct or entice away from the Company any customer, client or any person, firm or corporation in the habit of dealing with the Company or interfere with, entice away or otherwise attempt to obtain the withdrawal of or hire any employee of the Company.

May 25, 2001